

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-Mail
Nicholas R. Toms
Chief Executive Officer
DecisionPoint Systems, Inc.
8697 Research Drive
Irvine, CA 92618

> **Re:** **DecisionPoint Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 24, 2013**
> **File No. 333-186619**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-54200**

Dear Mr. Toms:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your corresponding amendments, we may have additional comments.

Prospectus Summary

About this Offering

Series D Private Placement, page 3

1. You provide disclosure in this section relating to how the company used the proceeds from the issuance of its Series D Preferred Shares. In light of the fact that such information is already presented under your discussions pertaining to recent issuances of securities and changes in your liquidity position such information appears excessively detailed and overly duplicative for purposes of the offering summary. Please condense this disclosure to focus on the significance of prior capital raised on your financial resources.

Risk Factors

Our revolving line of credit agreements and our loan agreements…, page 7

2.   You state that if you were to fail to comply with these covenants and not obtain a waiver from your lenders that you could be in default of your loan agreements. Please revise to focus your disclosure on your recent and existing covenant deficiencies, and the corresponding waivers provided by your lenders. Please also discuss the resultant risks to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

3.   You state that you believe that your cash flow from operations, available cash and available borrowing capacity under your credit facilities will be sufficient to meet your liquidity needs, including normal levels of capital expenditures, for the foreseeable future. Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available and contractually assured capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition and the likelihood you will be able to pursue your business plan.

4.   We note that the revised disclosure provided in response to prior comment 13 describing the usefulness of the non-GAAP measure "adjusted working capital" appears incomplete. In this regard, you disclose that "for the reasons set forth above, we believe this non-GAAP measure provides investors with a better understanding of operating position of our company"; however we are unable to locate the disclosure you reference describing the reasons your presentation provides useful information to investors. Please revise accordingly.

2012 Financing and Preferred Series D Private Placement, page 25

5.   As previously requested in prior comment 10, please disclose the availability of alternate sources of funding to pay off resulting debt obligations if either or both RBC or BDC loans were deemed to be in default, and the likely impact of any potential breach on Apex's financial condition or operating performance. Please refer to SEC Interpretive Release No. 33-8350.

Nicholas R. Toms
DecisionPoint Systems, Inc.
May 10, 2013
Page 3

Business

Sales and Marketing

Customer Base, page 40

6.   We note you provide an illustrative cross-section of certain of your customers. Please
        explain whether these customers are representative of your overall customer base.

Marketing Activities, page 42

7.   We note your response to prior comment 21; please tell us what consideration you gave
        to the inclusion of a risk factor disclosing the non-binding nature of these key
        relationships, and any corresponding impact on your revenues should they be terminated
        or reduced in scope.

Index to Financial Statements

Review Engagement Report, page F-38

8.   We note your response to prior comment 26 that you removed the review report of Grant
        Thornton LLP; however the report is still included in the registration statement. Please
        revise to omit the report or alternatively, as previously requested, revise to include as
        Exhibit 15, a letter from Grant Thornton pertaining to the use of their review engagement
        report in your registration statement relating to the interim financial statements of APEX
        Systems Integrators, Inc. Please refer to Item 601(B)(l5) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Selling, General and Administrative Expenses, page 30

9.   We note from your disclosures that "Finance and administration expenses were also
        higher due to amortization of intangible assets as a result of the Apex and Illume
        acquisitions in 2012." We further note that a significant portion of the amortization
        expense relates to acquired technology. Please explain your basis for classifying
        amortization expense relating to acquired technology within selling, general and
        administrative expenses and tell us what consideration was given to classifying this
        expense as a cost of sales.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 41

10.   We note that during the fourth quarter of 2012, you began remediation of the material weakness that included certain personnel changes in your accounting and finance department. Please describe the changes in further detail including whether additional personnel were hired and the specific positions involved. We further note that as part of the remediation plan, you implemented new control procedures over the utilization of external resources. Please tell us whether you have engaged any external resources and if so, for what purpose(s).

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore for

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-Mail
        Mike Roe, DecisionPoint Systems, Inc.
        Jeff Cahlon, Sichenzia Ross Friedman Ference LLP